February 10, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	ShiftPixy, Inc.

Registration Statement on Form S-3

File No. 333-269477

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:00 am Eastern Time, February 13, 2023, or as soon as practicable thereafter.

Very truly yours,

ShiftPixy, Inc.

By: /s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer